Exhibit 99.15
16 January 2020
Rio Tinto plc - Transaction in own shares
Rio Tinto plc (the "Company") today announces that on 16 January 2020 it purchased the following number of ordinary shares of 10 pence each in the Company (the “Ordinary Shares”) on the London Stock Exchange from J.P. Morgan Securities plc. These shares will be cancelled.
Ordinary Shares

Date of Purchase	16 January 2020
Number of ordinary shares purchased	1,691
Average price paid (pence)	4523.2939
Highest price paid (pence)	4527.0000
Lowest price paid (pence)	4516.5000

These share purchases form part of the Company's share buy-back programme which is expected to be completed over the period from 28 February 2019 to 28 February 2020, details of which were announced on 20 September 2018.
In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s Ordinary Shares repurchased under the buy-back programme independently of, and uninfluenced by, the Company for the period from 20 May 2019 to 26 February 2020.
Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase Ordinary Shares, Chapter 12 of the Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.
Following the cancellation of the Ordinary Shares repurchased, the Company will have 1,258,287,128 Ordinary Shares in issue. To the extent that further Ordinary Shares are repurchased under the programme, these will also be cancelled.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades is detailed below:
Transaction details: Rio Tinto plc ordinary shares of 10 pence each
Issuer name: Rio Tinto plc
LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares
ISIN: GB0007188757
Intermediary name: J.P. Morgan Securities plc
Intermediary Code: JPMSGB2L
Timezone: GMT
Currency: GBp

Aggregated Information
Date of purchase: 16 January 2020
Number of ordinary shares purchased: 1,691
Volume weighted average price paid per share (pence): 4523.2939

Transaction Date and Time	Volume	Price (GBp)	Platform	Transaction Reference Number
16-Jan-2020 10:59:49	18	4526.0000	XLON	01003010000066789-E00Iy8QxupYw20200116
16-Jan-2020 10:59:49	49	4526.0000	XLON	01003010000066789-E00Iy8QxupYt20200116
16-Jan-2020 13:10:14	84	4526.5000	XLON	01003010000105524-E00Iy8QxwCy820200116
16-Jan-2020 13:10:16	101	4525.5000	XLON	11003110000105827-E00Iy8QxwD2320200116
16-Jan-2020 14:20:51	66	4527.0000	XLON	11003110000107357-E00Iy8Qxx5Zx20200116
16-Jan-2020 14:23:10	103	4524.5000	XLON	01003010000133078-E00Iy8Qxx7jT20200116
16-Jan-2020 14:23:10	4	4524.5000	XLON	01003010000133078-E00Iy8Qxx7jZ20200116
16-Jan-2020 14:25:32	54	4523.0000	XLON	11003110000134138-E00Iy8Qxx9wc20200116
16-Jan-2020 14:25:32	51	4523.0000	XLON	11003110000134138-E00Iy8Qxx9wa20200116
16-Jan-2020 14:29:53	73	4524.5000	XLON	01003010000135969-E00Iy8QxxDOx20200116
16-Jan-2020 14:30:02	73	4526.5000	XLON	01003010000136114-E00Iy8QxxDxg20200116
16-Jan-2020 14:30:20	24	4523.5000	XLON	01003010000136250-E00Iy8QxxEzB20200116
16-Jan-2020 14:30:20	42	4523.5000	XLON	01003010000136250-E00Iy8QxxEz920200116
16-Jan-2020 14:32:41	66	4527.0000	XLON	01003010000137516-E00Iy8QxxJJw20200116
16-Jan-2020 14:46:51	72	4523.5000	XLON	01003010000144963-E00Iy8QxxcSe20200116
16-Jan-2020 14:46:51	1	4523.5000	XLON	01003010000144963-E00Iy8QxxcTM20200116
16-Jan-2020 14:46:51	99	4524.5000	XLON	11003110000145247-E00Iy8QxxcSW20200116
16-Jan-2020 14:57:49	67	4527.0000	XLON	01003010000151198-E00Iy8QxxqFS20200116
16-Jan-2020 15:05:34	71	4521.0000	XLON	01003010000156224-E00Iy8Qxy0M620200116
16-Jan-2020 15:15:57	69	4521.5000	XLON	01003010000158909-E00Iy8QxyBO320200116
16-Jan-2020 15:24:25	67	4521.5000	XLON	01003010000161212-E00Iy8QxyMdI20200116
16-Jan-2020 15:33:03	66	4525.5000	XLON	11003110000164088-E00Iy8QxyXOQ20200116
16-Jan-2020 15:43:15	71	4519.5000	XLON	01003010000166148-E00Iy8QxyjCI20200116
16-Jan-2020 15:52:13	67	4520.5000	XLON	11003110000169122-E00Iy8QxyszL20200116
16-Jan-2020 15:58:52	69	4521.0000	XLON	01003010000170549-E00Iy8Qxz0y520200116
16-Jan-2020 16:07:56	70	4516.5000	XLON	11003110000173490-E00Iy8QxzB4K20200116
16-Jan-2020 16:15:52	72	4516.5000	XLON	01003010000175602-E00Iy8QxzJQC20200116
16-Jan-2020 16:28:50	22	4517.0000	XLON	01003010000181126-E00Iy8QxzYh120200116

Contacts

media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
T +44 20 7781 1152
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Investor Relations, United Kingdom
Menno Sanderse
T +44 20 7781 1517
M +44 7825 195 178

David Ovington
T +44 20 7781 2051
M +44 7920 010 978
Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462

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